AlMax Financial Solutions, L.L.C.
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows From Operating Activities		
Net Loss	$	(11,535)
Adjustments to Reconcile Net Income to Net Cash Provided by		
Operating Activities:		
Increases in Assets		
Commissions receivable		189
Prepaid expenses		3,232
Increase in Liabilities		
Accounts payable		6,332
Net Cash Used in Operating Activities		(1,782)
Cash Flows From Investing Activities		
Cash sales of trading securities		3,245
Net Cash Provided by Investing Activities		3,245
Cash Flows From Financing Activities		
Due to member		(205)
Distributions to member		(3,042)
Net Cash Used in Financing Activities		(3,247)
Net Decrease in Cash		(1,784)
Cash, Beginning of Year		3,607
Cash, End of Year	$	1,823
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-
Taxes paid	$	-

See accompanying notes to the financial statements.